INCENTRA SOLUTIONS, INC.
                                1140 Pearl Street
                             Boulder, Colorado 80302

                                                               December 15, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

         RE:  INCENTRA SOLUTIONS, INC.
              REGISTRATION STATEMENT ON FORM SB-2
              FILE NO. 333-128052

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Incentra Solutions, Inc. hereby withdraws the above-referenced Registration Statement originally filed on September 1, 2005, as amended, relating to 2,428,477 shares of common stock (the "Registration Statement"). The Registration Statement, which has not been declared effective by the Securities and Exchange Commission (the "Commission"), is being withdrawn due to certain comments on the Registration Statement received from the Commission. No securities were sold in connection with the offering to which the Registration Statement related.

                                       Very truly yours,

                                       /s/ Thomas P. Sweeney III


                                       Thomas P. Sweeney III
                                       Chief Executive Officer